# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sigma Lithium Corporation, CIK 0001848309
CUSIP: 826599102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 181 Bay Street, Suite 4400, Ontario, Ontario Canada (A6), M5J 2T3
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950157-23-000519
Filed by CIK 0001977615

## Reporting persons
- Fitpart Fund Administration Services Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Bahamas (C5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Sigma Lithium Corporation
Address of issuer's principal executive offices: 181, Bay Street, Suite 4400, Toronto, Ontario, M5J 2T3, Canada

## Item 2. Person Filing
Name of person filing: Fitpart Fund Administration Services Ltd.
Address of principal business office or, if none, residence:
Fitpart Fund Administration Services Ltd.
The Bahamas Financial Centre, 4th Floor
Shirley & Charlotte Streets
P.O. Box CB-13515
Nassau, The Bahamas
Citizenship: Fitpart Fund Administration Services Ltd. - Bahamas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Fitpart Fund Administration Services Ltd.- 0
Percent of class: Fitpart Fund Administration Services Ltd. - 0%
Sole power to vote or to direct the vote: Fitpart Fund Administration Services Ltd. - 0
Shared power to vote or to direct the vote: Fitpart Fund Administration Services Ltd. - 0
Sole power to dispose or to direct the disposition: Fitpart Fund Administration Services Ltd. - 0
Shared power to dispose or to direct the disposition: Fitpart Fund Administration Services Ltd. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Fitpart Fund Administration Services Ltd. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Shares, no par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fitpart Fund Administration Services Ltd.: By: /s/ Fernando Antonio Botelho Prado, Fernando Antonio Botelho Prado / Chief Executive Officer (08/13/2025)
Comment: Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.